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                                                                  EXHIBIT (C)(6)

NORTHROP                                    Corporate Vice President and Chief
                                            Financial Officer
                                            Northrop Corporation
                                            1840 Century Park East
                                            Los Angeles, California 90067
                                            Telephone (310) 553-6262

                                                   March 23, 1994
VIA FACSIMILE
Mr. J.R. Anderson
Vice Chairman and Chief Financial Officer
Grumman Corporation
1111 Stewart Avenue
Bethpage, NY 11714-3580

Dear Bob:

     It has now been more than 10 days since we wrote you to advise that our Board of Directors had authorized the acquisition of Grumman at a price of $5 per share in excess of the amount offered by Martin Marietta and that we are prepared to enter into a tender offer/merger agreement with Grumman on substantially identical terms to those in the Grumman-Martin Marietta agreement.

     We appreciate the opportunity we were afforded to do limited "due diligence" at Grumman last week, and I can advise that what we learned has confirmed our strong desire to complete the acquisition. We are very firmly of the view that there is greater value in the combination of Grumman with Northrop than with Martin Marietta and the results of a free and open bidding process will confirm that view.

     We do not, of course, have knowledge whether Martin Marietta is considering an increase in its offer price. If Martin Marietta determines to do so, we would object most strenuously to any amendment of the existing Grumman-Martin Marietta agreement that would have the effect of erecting still further barriers (in the form of increased "lock-up" fees or otherwise) to a free and open competitive bidding opportunity for Northrop.

     It would be absolutely contrary to the best interests of Grumman's stockholders if Grumman were to tilt the playing field against Northrop once again by entering into further lock-up arrangements or by otherwise favoring Martin Marietta.

     Accordingly, we are requesting assurance from Grumman, in writing, by close of business Pacific Standard Time on Thursday, March 24, 1994, to the following effect:

          (a) That Grumman will not amend or revise the existing merger agreement between it and Martin Marietta in any respect that would impede or make more expensive the acquisition of Grumman by Northrop, except for any increase in the consideration payable to Grumman stockholders.

          (b) That Grumman will take no action that would impede a free and open competitive bidding and the ability of Northrop to submit to the Grumman Board of Directors and stockholders a competing offer to any further offer by Martin Marietta for the acquisition of Grumman and will take such actions as may be necessary and appropriate to afford Northrop the opportunity to do so.

                                          Sincerely,

                                          [facsimile signature]

                                          Richard B. Waugh, Jr.